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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of   OCTOBER        , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No  X
            -------    --------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date   December 2, 2002       By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

FIRST QUARTER




[VHQ The Video Store With More. Logo.]




              Fiscal 2003 First Quarter Interim Report (unaudited)
                     (for the period ended August 31, 2002)

PROFILE

         VHQ Entertainment Inc. ("VHQ") is a dynamic and rapidly growing video and home entertainment retailer. VHQ's mission is to become the retail destination of choice for consumers seeking home entertainment in rural and secondary markets.

         With 49 company-owned retail locations operating as at August 31, 2002, VHQ plans to continue its strategic expansion - a plan that, over the next five years, calls for VHQ to become a leading national retailer in its field. VHQ strives to offer its customers the best selection of quality home entertainment including DVD, video, CD music, entertainment and gaming related magazines and video games on all major platforms.

         Complementing its wide selection of entertainment software, VHQ plans to add the latest entertainment hardware as well - a step that will make VHQ a single stop destination for "Everything Entertainment." VHQ's retail stores are located widely throughout many rural communities and in some major urban centers where VHQ's consistency and depth of product offering ensures the best and latest selection of products for all customers.



                                 VHQ
                      The Video Store With More.


                          [PHOTOS OF STORE LOCATIONS]

LETTER TO SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS,

On behalf of our Board of Directors, it is my pleasure to present you with VHQ Entertainment's fiscal 2003 first quarter results for the period ended August 31, 2002.

Despite cautious consumer sentiment and mixed results from the retail sales sector, the ongoing consumer embrace of the DVD format, next generation interactive game platforms and growing consumer awareness of the VHQ brand have helped us to achieve a strong financial quarter. VHQ's overall revenues grew by 12.1% for the period totaling $6.75 million, as compared to revenues recognized for the same period in the prior year. A comparative measure of mature store sales results achieved by outlets operating for more than one full year, same-store sales grew by 7.22%, indicative of the growing market foothold enjoyed by VHQ stores in their respective communities.

EBITDA income for the quarter increased 72.9% to $1.7 million, up from $985,866 in the first quarter of the previous year. This impressive increase is directly attributable to our success in achieving industry leading same-store sales increases, as well as our parallel initiative to lower operating costs. Our continuing emphasis to decrease general and administrative expenses will be further augmented by the elimination of one-time expenses incurred in connection with financing and US registration initiatives.

At present, we are leading our industry in same-store sales growth, with our stores well positioned to enjoy a profitable Christmas retailing season; a holiday that will feature one of the most exciting movie lineups in home video entertainment history. Several factors have contributed to our same-store sales gains. The sale of previously viewed movies and games under the successful launch of our "Hot Previously Viewed DVD and VHS Program" played a significant role in boosting revenues for the period, and this will likely continue to be a fundamental driver of enhanced revenues in the foreseeable future. Our ongoing marketing initiatives have increased consumer awareness, netting new memberships and increasing traffic in our stores. These factors aside, a strong release schedule of hit movie titles over the first quarter, including Harry Potter, Black Hawk Down, A Beautiful Mind and Lord of the Rings has aided revenues in this period. Additionally, ongoing consumer acceptance of the DVD format, now exceeding 31.3% of rental revenues for the quarter, provides us with further proof that consumers continue to view home video as their number one choice for accessing home entertainment.

Among  the  many  initiatives  taken  to  improve  store  performance,  we  have recognized the importance of reaffirming our commitment to secondary market expansion. Widely overlooked by our competitors, secondary markets of 5,000-50,000 people represent a key growth opportunity for us as we are typically the only full-line home entertainment retailer available to these markets.

At VHQ, our outlook is optimistic. We have successfully achieved a more sustainable level of operating costs as a percentage of revenue, and our ongoing operational improvements have had a significant impact on both revenue and net income generated for the period. VHQ Management remains committed to secondary market expansion, and we will continue or initiatives to enhance overall store profitability. For these reasons we expect a strong second quarter for what promises to be our best fiscal year yet. As we ready ourselves for another profitable holiday season, we thank you for your continued support and enthusiasm.

Sincerely,
VHQ Entertainment Inc.

/s/ Trevor M. Hillman

Trevor Hillman
Chief Executive Officer

MD&A

MANAGEMENT'S DISCUSSION
    AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS


This Management's Discussion and Analysis (MD&A) focuses on key statistics from the consolidated financial statements of VHQ Entertainment Inc. ("VHQ" or the "Corporation") for the three months ended August 31, 2002 and pertains to known risks and uncertainties relating to its business. This MD&A should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. The MD&A of the financial conditions and results of operations should be read in conjunction with the attached consolidated financial statements and related notes for the three months ended August 31, 2002, as well as the consolidated financial statements for the year ended May 31, 2002 as set out in the Corporation's Annual Report.

BUSINESS OF THE CORPORATION

VHQ Entertainment Inc. is a rapidly growing video and home entertainment retailer operating a chain of wholly owned retail stores that offer a large selection of diverse home entertainment products. As the focus of its retailing strategy, VHQ targets smaller neighborhood markets in large urban centers, smaller urban centers and rural communities with a minimum trading population of between 5,000 to 10,000 people. These smaller markets typically have lower operating costs, less competition and the potential for greater market share associated with smaller markets while still allowing for similar rental and sales margins obtained in larger populated markets.

RESULTS OF OPERATIONS

The Corporation recorded another quarter of strong revenue growth. Total revenues for the quarter ended August 31, 2002 increased 12.2% to $6.75 million compared to $6.01 million for the quarter ended August 31, 2001.

The increase in revenues results from a number of factors, the most significant of which includes: (i) an 8.9% increase in the number of new stores to 49 as at August 31, 2002 compared to 45 stores at August 31, 2001; and, (ii) a 7.2% increase in same-store sales for the quarter ended August 31, 2002 compared to the similar quarter ended August 31, 2001.

The increase in the same-store sales results from: (i) the increase in sales of previously viewed movies and games resulting from the successful launch and execution of the Corporation's "Hot Previously Viewed DVD and VHS Program". To further drive sales, this on-going sales program was combined with numerous sidewalk sales to capitalize on the high summer traffic flow through the stores;
(ii) the continued growth and consumer acceptance of the DVD format resulting in a significant increase in DVD related sell-through and rental revenues; (iii) the continued focus and successful execution of VHQ's branded sales and marketing campaigns that generate high consumer excitement, brand awareness and traffic at its stores; (iv) a strong release schedule of movie titles that included Harry Potter, Black Hawk Down, A Beautiful Mind, and Lord of the Rings; and, (v) the continued growth of music sales and confectionery items.

Same-store sales includes all the stores that were operating during the entirety of both periods being compared.

The relative mix of revenues between rental and product sales for the quarter was 81.2% and 18.8% respectively, compared to 79.1% and 20.9% for the previous quarter ended August 31, 2001.

Rental revenues include rentals of VHS tapes, DVDs, video games and sales of previously viewed movie titles on VHS and DVD formats. The strategic importance of DVDs as a product offering continues to grow, by DVD rental revenues exceeding 31.3% of rental revenues for the quarter ended August 31, 2002 compared to 15.4% of rental revenues for the quarter ended August 31, 2001.

Product sales includes the sale of confectionery, CD and cassette based music, sell-through filmed entertainment on VHS and DVD, gaming accessories, studio merchandise, posters and ancillary goods. Product sales as a percentage of total sales was 18.8% for the quarter ended August 31, 2002, relatively constant compared to 20.9% of total sales for the quarter ended August 31, 2001.

COST OF SALES

COST OF SALES FOR RENTALS

Despite the significant revenue growth, the cost of sales for rentals only increased 11.8% to $1.75 million for the quarter ended August 31, 2002, compared to $1.57 million for the similar quarter in 2001.

The cost of sales for rentals is comprised of two key components. The first key component is revenue sharing expenses incurred by the Corporation with certain movie studios. The second key component is the amortization of rental assets including VHS tapes, DVDs, video games, equipment for rent, and the unamortized value of previously viewed rental inventory sold during the period.

The cost of revenue sharing agreement expenses as a percentage of total rental revenue declined to 6.2% for the quarter ended August 31, 2002 compared to 14.5% for the similar quarter in 2001. This decline results from the Corporation buying an increasing percentage of its rental filmed entertainment product in DVD format as compared to VHS format.

For the quarter ended August 31, 2002, amortization expense of rental inventory increased to $1.4 million and was 80.4% of the cost of rentals up from $0.9 million or 56.1% for the previous quarter ended August 31, 2001. Compared to total revenues, the amortization of rental product expense was 20.9% for the quarter ended August 31, 2002 compared to 14.6% for the similar period in 2001.

COST OF PRODUCT SALES

The cost of product sales includes the cost of new VHS tapes and DVDs for sell-through, confectionery items, music, video games and equipment and other goods inventoried for sale. The cost of product sales as a percentage of product sales for the quarter ended August 31, 2002 increased to 93.7% compared to 80.6% for the previous quarter due to lower margins earned on music. Management has initiated a detailed program to review its selection and profitability of music on a store by store basis to restore music margins.

GROSS MARGIN

Gross margin as a percentage of total revenues declined to 56.5% for the quarter ended August 31, 2002 compared to 57.1% for the previous quarter ended August 31, 2001.

Store Operating Expenses

Store operating expenses include all store level expenses such as store rent, telephone, utilities, signage, equipment rental, store personnel labour wages and benefits, alarm monitoring, taxes and licenses, insurance, and repairs and maintenance expenses.

Initiatives to control store operating expenses continue to be successful, with total store expenses declining to 38.0% of total revenues compared to 43.5% of total revenues for the quarter ended August 31, 2001. The key factor to the decline in store operating costs as a percentage of total revenues is the continuing careful management of store labor costs which declined to 16.9% of total sales for the quarter ended August 31, 2002 compared to 20.5% for the quarter ended August 31, 2001. Customer service levels continue to remain high and uncompromised.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses include administrative and warehouse wages and benefits, advertising and promotion, bank charges, business taxes and licenses, consulting and professional fees, equipment rental, head office expenses and rent, travel and entertainment, public company fees, head office telephone and utilities, shop supplies and insurance for the head office premises.

General and administrative expenses as a percent of total revenues increased to 14.0% for the quarter ended August 31, 2002 compared to 11.8% of total revenues for the similar quarter in 2001.

The increase in general and administrative expenses results from increased accounting, legal and consulting fees related to the Corporation's various financing initiatives including the United States Securities and Exchange
Commission registration statement of Form 20F to make the Corporation's securities tradable in the United States, as well as the costs associated with the preparation of a prospectus for a fully marketed distribution of the Corporation's shares in Canada which was subsequently withdrawn because of weak equity market conditions. In total, these one time costs related to financing initiative totaled approximately $163,000 for the quarter ended August 31, 2002. When these one time financing expenses are excluded from G&A expenses, the percentage of G&A expenses to total revenue favorably declined to 11.8%. The Corporation has taken several initiatives to more closely control G&A expenses over the coming quarters.

OPERATING INCOME

The operating income for the quarter was $174,604 compared to an operating loss of $3,106 for the previous quarter ended August 31, 2001. The stronger operating income results from the significant revenue growth combined with strong control of store level expenses.

INTEREST EXPENSE

Interest expense for the quarter ended August 31, 2002 increased to $54,296 from $45,991 for the similar period in 2001. The small increase results from the interest costs related to the 8% convertible debentures that were issued in December 2001.

NET INCOME

The Corporation recorded a net profit of $71,402 for the quarter ended August 31, 2002 compared to a net loss of $427,257 for the quarter ended August 31, 2001. As indicated in previous financial disclosures the stronger financial performance for the current quarter and upcoming quarters result from the strong revenue growth resulting from the continued maturation of the Corporation's base of stores, containment of store level expenses and the December 1, 2001 elimination of the significant disbursements to the Video Limited Partnership.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation generates cash from the rental and sale of entertainment software including VHS tapes, DVDs, CD music and video games. The Corporation's business is a cash business and thus the Corporation does not typically carry receivables from customers. The Corporation's primary capital requirements are for opening and acquiring new stores and for the purchase of rental and sell-through inventory. Other capital requirements include the refurbishment, remodeling and relocation of existing stores. The Corporation has funded its capital requirements primarily from cash flow from operations, the proceeds of various private placement equity offerings, senior debt credit facilities, vendor financing and the securitization of certain assets.

The Corporation's EBITDA favorably increased 72.9% to $1.7 million for the quarter ended August 31, 2002 from $985,866 for the previous quarter ended August 31, 2001.

This increase results from the Corporation's continued ability to expand revenues via increases to same-store sales and increasing the number of store locations combined with stronger control of costs.

EBITDA is a non-GAAP earnings measure and does not conform to Canadian or US GAAP and may not be comparable to measures presented by other companies. EBITDA is defined as earnings before interest, current and future taxes, amortization of capital assets, intangibles and lease inducements, Video Limited Partnership disbursements, write-down of investments and write-down of capital assets.
EBITDA should be considered in addition to, but not as a substitute for, or superior to, operating income, net income, cash flow and other measures of financial performance prepared in accordance with Canadian Generally Accepted Accounting Principals.

CASH FROM OPERATING ACTIVITIES

Funds provided by operations for the quarter ended August 31, 2002 increased 136.9% to $1.9 million compared to $838,175 for the quarter ended August 31, 2001. The major factors contributing to the increase were higher revenues and the increased amortization of capital assets and intangibles.

CASH FROM FINANCING ACTIVITIES

The Corporation used cash of $300,852 for financing activities for the quarter ended August 31, 2002. The use of cash related mainly to the monthly repayments on certain of its credit facilities. For the quarter ended August 31, 2001, financing activities generated cash of $704,395.

CASH FROM INVESTING ACTIVITIES

Cash used for investing activities was $1.7 million for the quarter ended August 31, 2002 compared to $1.4 million for the previous year. The key investing activity was the continual purchase of VHS tapes, DVDs and video games to ensure the Corporation's product selection remains new and exciting to customers.

WORKING CAPITAL

At August 31, 2002, the Corporation had negative working capital of $5.0 million compared to negative working capital of $4.8 million for the previous quarter ended August 31, 2001. The negative working capital results from the accounting treatment of our rental assets. Rental assets are treated as a non-current asset under Generally Accepted Accounting Principals because it is a depreciable asset and is not an asset that is reasonably expected to be completely realized in cash or sold in the normal business cycle. Although the rental of these assets generate a major portion of the Corporation's revenue, the classification of this asset as non-current results in its exclusion from working capital. The aggregate amount payable for these assets, however, is reported as a current liability until paid and, accordingly, is included in working capital. As a result, management does not believe that working capital is an appropriate measure of our liquidity and anticipates that its business will continue to operate with a working capital deficit.

OUTLOOK

The outlook for the Corporation is positive based, in part, on the impact from recent operational improvements. Having addressed previous issues as rising store labor costs, management is confident that a more sustainable level of operating costs as a percentage of revenue has been achieved. Management believes that operational efficiencies will continue to improve bottom line results over the ensuing fiscal year as it continues efforts to reduce operating expenses and increase overall revenues from store operations. The continued emphasis on tight expense controls will be further augmented by the impact of lower G&A expenses, as one time financing expenses, mostly in connection with financing and US registration initiatives work their way through. Attention will also be focused to improve gross margins on video and music product sales.

Management expects an extremely strong calendar fourth quarter with the release of several significant titles to our home entertainment channel. These titles include, Blade II, Changing Lanes, Scorpion King, Monsters Inc., Scooby-Doo, Spiderman, Star Wars - Attack of the clones, Men in Black II, Ice Age and Austin Powers - Gold member, just to name a few. Many of the titles released during this period are likely to provide not only significant rental revenue potential, but sell-through product sale revenue as well. Additionally, revenue growth resulting from higher than industry average same-store sales will continue to result in improving store-level revenues, and this will become more apparent as the Corporation enters what is typically regarded as the two strongest revenue quarters of the year.

As an industry, we continue to witness a trend towards an increase in the number of new release titles being produced for home video distribution. This proliferation is a strong signal that the consumer remains committed to the home entertainment channel and that expected gains from the adoption of DVD are now becoming increasingly apparent. There are many aspects of the home entertainment industry that continue to buoy management's expectations for the future. DVD has emerged as the fastest adopted consumer technology in history and this DVD "phenomena" has launched a renewed interest in the consumer to rent and buy movies. As DVD technology continues to mature and add new and exciting functionality for the consumer, management expects that the consumer will continue to demonstrate that the rental of movies is the primary method for Canadian households to access in-home entertainment.

In addition to movies, an exciting growth opportunity for the Corporation is the evolution of new interactive video gaming platforms that have transformed the face of gaming. No longer an entertainment choice of pre-teens and teens, new gamers span an age demographic from pre-teens to retirees. Though hardware costs have fallen dramatically making gaming affordable for most Canadian families, the software remains quite expensive and out of the reach of many consumers. To these disenfranchised consumers in particular, the Corporation offers a value proposition of not only "try before you buy", but also the availability of "previously played" new release games at significant discount to new retail prices. VHQ management believes that video gaming software rentals and "previously played sales are likely to deliver significant growth for the Corporation and to this end will begin a heavier emphasis on gaming revenues throughout the ensuing two quarters.

Management believes that overall gross revenues will improve as the Corporation continues to benefit from the initiatives discussed in this outlook section, as well as from the addition of storefronts likely over the balance of the fiscal year, including the opening of a new store in Tuscany, Calgary on Dec 1, 2002 and the relocation of the Abbeydale store in Calgary store to a new Calgary location with greater revenue potential.

Overall, the Corporation remains confident that it continues to benefit from both operational improvements, as well as the overall strength of the home entertainment industry. Management has signaled its intention to focus on increasing net profitability of the chain and the results of these initiatives will begin to bear fruit in Q2 and beyond.

CONSOLIDATED BALANCE SHEET
(UNAUDITED)

                                                                       August 31, 2002      May 31, 2002
                                                                              $                  $
                                                                       ----------------------------------

ASSETS
CURRENT
Cash                                                                         102,319           121,145
Accounts receivable                                                          105,054           184,367
Inventory                                                                  1,673,430         1,860,242
Prepaid expenses and deposits                                                201,541           228,460
                                                                       ----------------------------------
                                                                           2,082,344         2,394,214

PROPERTY, PLANT AND EQUIPMENT [note 3]                                    10,343,503        10,184,482

GOODWILL AND INTANGIBLES
Net of accumulated amortization                                            2,993,609         3,001,553
                                                                       ----------------------------------
                                                                          15,419,456        15,580,249
                                                                       ----------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness [note 4]                                                 1,133,954         1,150,358
Accounts payable and accrued liabilities                                   4,699,201         4,656,570
Current portion of long-term debt [note 5]                                   992,965         1,186,866
Current portion of equipment under lease                                     168,033           153,022
Current portion of deferred lease inducements                                 82,429            83,590
                                                                       ----------------------------------
                                                                           7,076,582         7,230,406
                                                                       ----------------------------------

LONG-TERM DEBT [note 5]                                                      607,037           713,845

EQUIPMENT UNDER LEASE                                                        236,787           235,538

DEFERRED LEASE INDUCEMENTS                                                   285,380           305,192

FUTURE INCOME TAXES                                                          918,000           871,000
                                                                       ----------------------------------
                                                                           9,123,786         9,355,981
                                                                       ----------------------------------
SHAREHOLDERS' EQUITY
Share capital [note 6]                                                     9,108,803         9,108,803
Deficit                                                                   (2,813,133)       (2,884,535)
                                                                       ----------------------------------
                                                                           6,295,670         6,224,268
                                                                       ----------------------------------
                                                                          15,419,456        15,580,249
                                                                       ==================================

Approved on behalf of the Board:

/s/Trevor M. Hillman                        /s/ Gregg C. Johnson
-------------------------------             -------------------------------
Trevor M. Hillman                           Gregg C. Johnson
Chief Executive Officer                     President



See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF EARNINGS (LOSS) AND RETAINED EARNINGS (DEFICIT) (UNAUDITED)

                                                               For the three       For the three
                                                               months ended        months ended
                                                              August 31, 2002     August 31, 2001
                                                                    ($)                 ($)
                                                             --------------------------------------
REVENUE

   Rentals                                                        5,484,085          4,757,512
   Product sales                                                  1,267,376          1,258,144
                                                             --------------------------------------
                                                                  6,751,461          6,015,656
                                                             --------------------------------------
COST OF SALES
   Cost of revenue sharing agreements                               342,483            687,590
   Amortization of rental products                                1,408,835            878,731
                                                             --------------------------------------
Rental                                                            1,751,318          1,566,321
Product sales                                                     1,188,030          1,013,415
                                                             --------------------------------------
                                                                  2,939,348          2,579,736
                                                             --------------------------------------

GROSS MARGIN                                                      3,812,113          3,435,920
                                                             --------------------------------------
OPERATING COSTS AND EXPENSES
   Store operating expenses                                       2,568,438          2,615,947
   Amortization of store property, plant and equipment              133,797            109,853
   Amortization of deferred lease inducements                       (20,973)            (6,306)
   General and administrative                                       948,303            712,838
   Amortization of intangibles                                        7,944              6,694
                                                             --------------------------------------

TOTAL OPERATING COSTS AND EXPENSES                                3,637,509          3,439,026
                                                             --------------------------------------

OPERATING INCOME (LOSS)                                             174,604             (3,106)
Interest expense                                                     54,298             45,991
Video Limited Partnership disbursements                                   -            380,170
                                                             --------------------------------------

INCOME (LOSS) BEFORE THE FOLLOWING:                                 120,306           (429,267)
Gain (loss) on disposal of property, plant
 and equipment                                                       (1,904)             2,010
                                                             --------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                   118,402           (427,257)
Current income taxes (recovery)                                           -             (5,144)
Future income taxes (recovery)                                       47,000                  -
                                                             --------------------------------------

NET INCOME (LOSS)                                                    71,402           (422,113)

DEFICIT, BEGINNING OF THE PERIOD                                 (2,884,535)          (535,246)
                                                             --------------------------------------

DEFICIT, END OF THE PERIOD                                       (2,813,133)          (957,359)
                                                             ======================================

EARNINGS (LOSS) PER SHARE [note 8]                                      .01              (0.04)
                                                             -------------------

CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

                                                                  For the three       For the three
                                                                  months ended        months ended
                                                                 August 31, 2002     August 31, 2001
                                                                        $                   $
                                                                --------------------------------------

CASH WAS PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income (loss) for the period                                        71,402          (422,113)
Add (deduct) items not affecting cash:
Amortization of property, plant and equipment and intangibles        1,550,576           995,277
Amortization of lease inducements                                      (20,973)           (6,306)
Loss (gain) on disposal of assets                                        1,904            (2,010)
Future income taxes                                                     47,000                 -
Net change in non-cash components of working capital                   335,675           273,327
                                                                -----------------------------------
                                                                     1,985,584           838,175
                                                                -----------------------------------
FINANCING ACTIVITIES
Proceeds from issue of share capital, net of issuance costs                  -           459,400
Increase (decrease) in short term debt                                 (16,404)           96,977
Proceeds from long-term debt                                                 -           400,000
Repayment of long-term debt                                           (300,709)          (51,981)
Proceeds from equipment under lease                                     58,368                 -
Repayment of equipment under lease                                     (42,107)                -
Advance from related company                                                 -          (200,001)
                                                                -----------------------------------
                                                                      (300,852)          704,395
                                                                -----------------------------------
INVESTING ACTIVITIES
Proceeds from disposal of property, plant and equipment                    360             2,460
Purchase of property, plant and equipment                           (1,703,918)       (1,381,976)
                                                                -----------------------------------
                                                                    (1,703,558)       (1,379,516)
                                                                -----------------------------------

INCREASE (DECREASE) IN CASH FOR THE PERIOD                             (18,826)          163,054
CASH, BEGINNING OF THE PERIOD                                          121,145           155,371
                                                                -----------------------------------

CASH, END OF THE PERIOD                                                102,319           318,425
                                                                ===================================

SUPPLEMENTAL DISCLOSURE
Cash interest paid                                                      48,291            45,991
                                                                ===================================



See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEAR ENDED MAY 31, 2002
(UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year-ended May 31, 2002. These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, using the same accounting policies as outlined in Note 1 of the consolidated financial statements for the year-ended May 31, 2002, except as noted below in Note 2.

The preparation of the consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2.  CHANGE IN ACCOUNTING POLICY

Effective June 1, 2002, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for stock-based compensation arrangements. The Corporation has elected to use the intrinsic value-based method of accounting for its stock option plans, whereby no compensation expense is recorded for stock options that have an exercise price equal to the fair value of the stock at the date the options are granted. The Corporation will disclose the pro-forma net earnings and the pro-forma earnings per share resulting using the fair value method, under which compensation expense is recorded based on the estimated fair value of the options. (See Note 7). Proceeds arising from the exercise of share options are credited to share capital. As a result of following the CICA's Emerging Issues Committee Abstract 98 "Stock-Based Plans Disclosures", the Corporation provided the majority of the disclosure required by Section 3870 in the 2002 Annual Report. The additional disclosure required by Section 3870 as a result of the Corporation not adopting the fair value method of accounting provisions for employee stock-based compensation is provided in Note 7.

3. PROPERTY, PLANT AND EQUIPMENT


                                                                  August 31, 2002
                                                 --------------------------------------------------
                                                                     Accumulated        Net Book
                                                       Cost         Amortization          Value
                                                        $                 $                 $
                                                 --------------------------------------------------
Canopies and signs                                    609,459           294,392          315,067
Capital assets under lease                            564,605            63,473          501,132
Equipment and fixtures                              2,198,006           888,200        1,309,806
VCR's, TV's and Game players                          492,871           322,650          170,221
Rental product                                     18,594,614        11,566,333        7,028,281
Computer hardware                                     572,240           425,410          146,830
Computer software                                     409,381           177,030          232,351
Leasehold improvements                                893,906           285,382          608,524
Uniforms                                               41,015             9,724           31,291
                                                 --------------------------------------------------
                                                   24,376,097        14,032,594       10,343,503
                                                 ==================================================


                                                                   May 31, 2002
                                                 --------------------------------------------------
                                                                      Accumulated     Net Book
                                                        Cost         Amortization       Value
                                                         $                 $              $
                                                 --------------------------------------------------
Canopies and signs                                    607,046           263,919          343,127
Equipment under lease                                 506,237            50,624          455,613
Equipment and fixtures                              2,133,535           855,531        1,278,004
VCR's, TV's and Game players                          490,234           311,098          179,136
Rental product                                     19,765,826        12,869,035        6,896,791
Computer hardware                                     621,109           462,789          158,320
Computer software                                     439,775           195,194          244,581
Leasehold improvements                                862,247           256,253          605,994
Uniforms                                               73,881            50,965           22,916
                                                 --------------------------------------------------
                                                   25,499,890        15,315,408       10,184,482
                                                 ==================================================


Property, plant and equipment are recorded at cost. Amortization is provided using the following rates and methods to amortize the costs, net of any residual or salvage values, over their estimated useful lives:

    Canopies and signs                     20% straight line
    Equipment under lease                  10% declining balance
    Equipment and fixtures                 10% declining balance
    VCR's, TV's and Game players           30% declining balance
    VHS, DVD and videogames                12 month straight line
    Computer hardware                      30% declining balance
    Computer software                      20% declining balance
    Leasehold improvements                 Over term of the lease plus one
                                            renewal period
    Logo and jingle                        3 years straight line
    Uniforms                               2 years straight line

The estimated salvage value of the Corporation's VHS, DVD and video games rental items are $5, $10 and $15 respectively.

4.    BANK INDEBTEDNESS

The Corporation has demand operating credit facilities with Canadian financial institutions providing for overdrafts which have maximum limits in the amounts of $1,000,000. The credit facilities bear interest at varying rates from prime plus one percent (2002 - 5.50%) to prime plus one half of one percent (5.75%). Certain of the operating facilities are secured by a general security agreement covering all assets of the Corporation.

As at August 31, 2002, the outstanding balance under these credit facilities is $787,695 (May 31, 2002 - $849,877) with the net of outstanding cheques less funds held on deposit of $346,259 (May 31, 2002 - $300,481).

5.    LONG-TERM DEBT

                                                                 August 31, 2002      May 31, 2002
                                                                        $                  $
                                                                -----------------------------------

Promissory note, due on September,  2002 bearing interest at 9%
per  annum  and the  personal  guarantee  of a  shareholder  is
pledged as collateral.                                                 77,299             77,299

Demand loan, due in monthly  installments  of $5,250  including principal  and  interest,  interest at prime plus 3% per annum.
The loan is secured by a general  security  agreement  covering
all assets of the Corporation.                                         94,260            108,277

Promissory  note from a  director  of the  Corporation,  due in monthly  installments  of  $8,772  plus  interest  at  10%  per annum.  The note is  secured  by a general  security  agreement
covering   assets   of  one   store   located   in   Saskatoon,
Saskatchewan.  The  final  payment  of the  loan  is due May 6,
2003.                                                                  75,986            100,000

Promissory  note,  due on demand plus interest at 1% per month.
The promissory note is unsecured.                                      70,000            200,000

Convertible  debenture,  due in blended  monthly  principal and interest  payments  of  $40,125.  Interest  is at 8% per annum.
The  debenture  is  unsecured.  The  principal  amount  of  the
debenture   can  be  converted   into  common   shares  of  the
Corporation  at $2.50 per share  until  December 1, 2003 and at
$3.00 per share until  December 1, 2004.  The final  payment of the debenture,  if not fully exercised into shares, is December
1, 2004.                                                            1,021,788          1,120,410

Demand  loan,  due in blended  monthly  principal  and interest payments  of  $12,398.  Interest  is at prime plus 1% per annum and the loan is secured by a general security  agreement on all
assets of the Corporation.                                            260,669            294,725
                                                                -----------------------------------
                                                                    1,600,002          1,900,711
Less current portion                                                  992,965          1,186,866
                                                                -----------------------------------
                                                                      607,037            713,845
                                                                ===================================

Estimated principal payments over the next three years are as follows:

                        $
                    ---------

2003                  992,965
2004                  449,175
2005                  157,862
                    ---------
                    1,600,002
                    =========

6.    SHARE CAPITAL

AUTHORIZED
Unlimited number of preferred shares
Unlimited number of common shares


COMMON SHARES ISSUED AND OUTSTANDING          NUMBER OF SHARES          $
                                              ----------------------------------

BALANCE, AUGUST 31, 2002                         12,538,559         9,108,083
                                              ==================================

BALANCE, MAY 31, 2002                            12,538,559         9,108,083
                                              ==================================

OPTIONS AND WARRANTS
The Corporation has a stock option plan available to officers, directors and employees with grants under the plan approved from time to time by the Board of Directors. The exercise price of each option equals the market price of the Corporation's stock at the date of grant. The plan provides for vesting at the discretion of the Board and the options expire after five years from the date of grant.

The Corporation has issued the following stock options:
                                                               Weighted Average
                                               Shares         Exercise Price ($)
                                           -------------------------------------

Outstanding as at August 31, 2002            2,057,300              1.78
                                           =====================================

Options exercisable as at August 31, 2002    1,781,651              1.74
                                           =====================================


                                                               Weighted Average
                                               Shares         Exercise Price ($)
                                           -------------------------------------

Outstanding as at May 31, 2002               2,057,300              1.78
                                           =====================================

Options exercisable as at May 31, 2002       1,649,379              1.72
                                           =====================================

The following table summarizes information about stock options outstanding at August 31, 2002:

                  Options Outstanding                                          Options Exercisable

  Range of                  Number           Weighted         Weighted                 Number         Weighted
Exercise Price           Outstanding         Average       Average Exercise         Exercisable        Average
                       August 31, 2002      Remaining          Price              August 31, 2002   Exercise Price
                                          Contract Life
-------------------------------------------------------------------------------------------------------------------
  $ 1 to 2                1,667,500            3.26             1.64                 1,483,433           1.62
  $ 2 to 3                  389,800            3.67             2.38                   298,218           2.34
                      ------------------                                        -------------------
                          2,057,300                                                  1,781,651
                      ==================                                        ===================

At  August  31,  2002,  629,684  (May  31,  2002 -  980,751)  warrants  remained outstanding.

7.    STOCK-BASED COMPENSATION

The  Corporation  applies the  intrinsic  value based method of  accounting  for
share-based   compensation   awards  granted  to  employees.   Accordingly,   no
compensation expense is recorded in the accounts for its share option plans.

The Corporation has not issued any options after June 1, 2002 and therefore no disclosure on the impact on earnings and earnings per share has been presented if the fair value based method of accounting for share-based compensation had been adopted.

8.   EARNINGS (LOSS) PER SHARE

The earnings (loss) per share has been calculated based on the weighted average number of common shares outstanding for the period ended August 31, 2002 of 12,137,347 (May 31, 2002 - 11,903,465).

The Corporation has adopted the treasury stock method to compute dilutive effects of stock options, warrants and convertible debentures on earnings (loss) per share. Based on this method, the options, warrants and convertible debentures do not have a dilutive effect on the earnings (loss) per share.

9.   COMPARATIVE FIGURES

Certain comparative figures have been adjusted to conform to the current year's financial statement presentation.

                                     NOTES

NOTES:

                                     NOTES


NOTES:

CORPORATE INFORMATION


DIRECTORS AND SENIOR OFFICERS

Trevor M. Hillman
Director, Chairman and Chief Executive Officer

Gregg C. Johnson
Director, Secretary, President and Chief Operating Officer

Derrek R. Wong, CFA
Senior Vice President, Finance and Chief Financial Officer

Michael D. McKelvie
Senior Vice President, Marketing and Communications

Ayaz Kara
Vice President, Business Development

Marc L. Gignac
Director and Vice President Operations, Saskatchewan

Peter A. Lacey
Director

Catherine J. McDonough
Director

PRINCIPAL BANKS
Community Savings
Red Deer, Alberta

CIBC
Red Deer, Alberta

AUDITORS
Collins Barrow, Chartered Accountants
Red Deer, Alberta

LEGAL COUNSEL
Shea, Nerland, Calnan
Barristers & Solicitors
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada
Calgary, Alberta and Toronto, Ontario

TRADING SYMBOL
"VHQ" Toronto Stock Exchange

VHQ ENTERTAINMENT INC. CORPORATE HEADQUARTERS
6201 - 46th Avenue
Red Deer, Alberta T4N 6Z1
Phone: (403) 346-8119 Fax: (403) 309-5511
Internet Address: www.vhq.ca
Email: mail@vhq.ca

                                      VHQ
                           The Video Store With More.


              FISCAL 2003 FIRST QUARTER INTERIM REPORT (UNAUDITED)
                     (FOR THE PERIOD ENDED AUGUST 31, 2002)











                             VHQ ENTERTAINMENT INC.

                               6201 - 46th Avenue

                           Red Deer, Alberta T4N 6Z1

                             Phone: (403) 346-8119

                              Fax: (403) 309-5511

                          Internet Address: www.vhq.ca

                               Email: mail@vhq.ca